Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Q4 and FY 2007 Earnings Conference Call Details

     JAG - TSX/NYSE Arca

     CONCORD, NH, March 11 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) will release its fourth quarter and full year 2007 financial and operating results after the market close on
March 24, 2008. The Company will hold a conference call the following morning,
March 25 at 10:00 a.m. EDT, to discuss the results.
     North American participants may access the call toll-free by dialing
800-218-5164. International participants should call 213-416-2196. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
     Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company's homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends. The audio replay can be accessed by calling 800-675-9924 from North America or 213-416-2185 outside of North America. The replay ID number is 32508.

     About Jaguar Mining

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 150,000 acres in the State of Ceara in Northern Brazil through a joint venture. Additional information is available on the Company's website at www.jaguarmining.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Director of Investor Relations, (603) 224-4800, bobz(at)jaguarmining.com; Media inquiries:
Valria Rezende DioDato, Director of Communication, (603) 224-4800,
valeria(at)jaguarmining.com; Company website: www.jaguarmining.com/
     (JAG.WT. JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 12:29e 11-MAR-08